UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7542C106
(CUSIP Number)

Mr. Emanuele Lauro 9, Boulevard Charles III Monaco 98000 377-9798-5716 with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [     ].

CUSIP No.	Y7542C106

1.	NAME OF REPORTING PERSONS
Scorpio Bulkers Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

54,054,054

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

54,054,054

10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

54,054,054

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C106

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Shares"), of Scorpio Tankers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the "Issuer"), having its principal executive offices at 9, Boulevard Charles III, MC 98000, Monaco.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Scorpio Bulkers Inc., a corporation formed under the laws of the Republic of the Marshall Islands ("SALT" or the "Reporting Person"), which may be deemed the beneficial owner of approximately 10.9% of the Issuer's outstanding Common Shares.

The principal business of SALT is the ownership and operation of drybulk cargo vessels. The principal business address and principal office address of SALT is 9, Boulevard Charles III, MC 98000, Monaco.
The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of SALT is set forth below.

Name	Principal Occupation and Employment[1]	Citizenship
Emanuele A. Lauro	Chairman, Director and Chief Executive Officer of the Reporting Person and the Issuer	Italy
Robert Bugbee	Director and President of the Reporting Person and the Issuer	Britain
Cameron Mackey	Chief Operating Officer of the Reporting Person and Director and Chief Operating Officer of the Issuer	United States
Filippo Lauro	Vice President of the Reporting Person and the Issuer	Italy
Hugh Baker	Chief Financial Officer of the Reporting Person	United States
Anoushka Kachelo	Secretary of the Reporting Person and the Issuer	Britain
Roberto Giorgi	Director of the Reporting Person	Italy
Christian M. Gut	Director of the Reporting Person	Italy
Einar Michael Steimler	Director of the Reporting Person	Britain
James B. Nish	Director of the Reporting Person	United States
Thomas Ostrander	Director of the Reporting Person	United States

1 Messrs. Emanuele Lauro, Robert Bugbee, Cameron Mackey, Filippo Lauro, Hugh Baker and Ms. Anoushka Kachelo are referred to collectively as the "SALT Principals".

The business address of the Reporting Person and each of the Reporting Person's executive officers and directors is 9 Boulevard Charles III, MC 98000, Monaco.

The Reporting Person, and, to the best of its knowledge, the SALT Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person, and, to the best of its knowledge, the SALT Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Common Shares directly from the Issuer in the Issuer's public underwritten offering pursuant to a registration statement on Form F-3 (File no 333-210284) that closed on October 12, 2018 (the "Offering").

Item 4.	Purpose of Transaction.

Certain of the SALT Principals also serve as executive officers and/or directors of the Issuer. Accordingly, the Reporting Persons may, and certain of the SALT Principals will, continue to influence the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SALT acquired the Common Shares described in Item 3 solely for investment purposes, through purchases directly from the Issuer in the Offering.

The Reporting Person, at any time and from time to time, may acquire additional Common Shares or dispose of any or all of the Common Shares it owns depending upon an ongoing evaluation of its investment in the Common Shares, prevailing market conditions, factors affecting the Issuer's business or its Common Shares, other investment opportunities, other investment considerations and/or other factors.  The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others. In addition, the Reporting Person is in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date of this filing, the Issuer has 495,893,564 Common Shares outstanding (assuming that the option granted to the underwriters in the Offering is not exercised).  Based on the foregoing, as of the date of this filing SALT may be deemed to be the beneficial owner of 54,054,054 Common Shares, representing approximately 10.9% of the Issuer's outstanding Common Shares.

As of the date of this filing, the SALT Principals may be deemed to be the beneficial owners of an aggregate of 20,791,842 Common Shares, with the sole power to vote and dispose of the Common Shares that each SALT Principal respectively owns.

(c)	Transactions in the Common Shares effected by the Reporting Person during the past 60 days are set forth on Exhibit A to this Schedule 13D.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Person or the SALT Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has entered into a Registration Rights Agreement with the Issuer pursuant to which the Issuer has agreed to register all of the Reporting Person's Common Shares reported on this Schedule 13D for resale pursuant to the Securities Act of 1933, as amended.  The Registration Rights Agreement is filed as an Exhibit to this Schedule 13D.

The Reporting Person is party to a lock-up agreement with certain of the underwriters in the Offering, pursuant to which the Reporting Person has agreed not to dispose of the Common Shares purchased in Offering for a period of 90 days from the date of the prospectus relating to the Offering.   The Lock-up Agreement is filed as an Exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Information with respect to Transactions Effected.

Exhibit B – Form of Registration Rights Agreement between the Issuer and the Reporting Person is filed herewith. (Incorporated by reference to Exhibit 99.3 of the Report on Form 6-K of the Issuer filed on October 12, 2018).

Exhibit C –  Form of Scorpio Tankers Inc. Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2018

SCORPIO BULKERS INC.

	By:	/s/ Hugh Baker
	Name:	Hugh Baker
	Title:	Chief Financial Officer

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Number of Common Shares Purchased (1)	Price of Common Shares
October 12, 2018	54,054,054	$1.85 per share

(1) Purchased in the Issuer's public offering pursuant to a registration statement on Form F-3 (File- no 333-210284) that closed on October 12, 2018.

EXHIBIT C
FORM OF
LOCK-UP LETTER
October 9, 2018
Merrill Lynch, Pierce, Fenner & Smith
 Incorporated
One Bryant Park
New York, New York 10036
BTIG, LLC
825 Third Avenue
New York, NY 10022
Ladies and Gentlemen:
The undersigned understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated and BTIG, LLC (the "Representatives") propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with Scorpio Tankers Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Company"), providing for the public offering (the "Public Offering") by the several Underwriters, including the Representatives (the "Underwriters"), of 162,162,163 shares (the "Shares") of Common Stock, par value $0.01 per share, of the Company (the "Common Stock").
To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives, on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus relating to the Public Offering (the "Prospectus") (the "Lock-up Period"), (1) offer, pledge, sell, contract to sell (including any short sale), sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift, or (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence, (d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that such plan does not provide for the transfer of Common Stock during the Lock-up Period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company and (e) sales or transfers by any director or officer of the Company following the thirtieth (30th) day of the Lock-Up Period with respect to an aggregate of no more than 4,000,000 shares (the "Carveout Limit") of Common Stock by any one or more directors or officers of the Company subject to similar lock-up provisions with respect to the Common Stock, provided that, prior to any such sale or transfer of Common Stock pursuant to this clause (e), the party seeking to sell or transfer such Common Stock shall inform and receive confirmation from the Representatives that the Carveout Limit would not be exceeded by such party based on prior sales or transfers by any other parties. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the Lock-up Period, make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the undersigned's shares of Common Stock except in compliance with the foregoing restrictions.
The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.
The undersigned acknowledges that the completion of the Public Offering depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned, provided however, that this agreement will terminate if the Public Offering does not close on or before October 16, 2018 or is terminated pursuant to the Underwriting Agreement.

Very truly yours,

(Name)